FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 September 2006.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 September 2006.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 September 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 September 2006.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 September 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 September 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 September 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 September 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 September 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 September 2006.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 September 2006.

12.	Press release entitled, “AstraZeneca PLC Close Period Share Repurchase Programme”, dated 21 September 2006.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 September 2006.

14.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329”, dated 22 September 2006.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 September 2006.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 September 2006.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 September 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	02 October 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 August 2006, it purchased for cancellation 525,000 ordinary shares of AstraZeneca PLC at a price of 3390 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,558,439,684.

G H R Musker
Company Secretary
1 September 2006

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 September 2006, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3389 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,558,198,170.

G H R Musker
Company Secretary
6 September 2006

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 September 2006, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 3368 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,557,385,210.

G H R Musker
Company Secretary
7 September 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 September 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 3347 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,556,407,619.

G H R Musker
Company Secretary
8 September 2006

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 September 2006, it purchased for cancellation 660,000 ordinary shares of AstraZeneca PLC at a price of 3299 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,555,767,821.

G H R Musker
Company Secretary
11 September 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 September 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3286 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,555,046,646.

G H R Musker
Company Secretary
12 September 2006

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 September 2006, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3329 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,554,809,455.

G H R Musker
Company Secretary
13 September 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 September 2006, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3332 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,554,580,279.

G H R Musker
Company Secretary
14 September 2006

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 September 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3334 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,553,839,582.

G H R Musker
Company Secretary
15 September 2006

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 September 2006, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 3321 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,553,499,648.

G H R Musker
Company Secretary
19 September 2006

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 September 2006, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 3293 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,553,126,117.

G H R Musker
Company Secretary
20 September 2006

Item 12

ASTRAZENECA PLC CLOSE PERIOD SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during its close period, which commences on 1 October 2006 and ends on 26 October 2006.

Any purchases will be effected within certain pre-set parameters and in accordance with both AstraZeneca PLC’s general authority to repurchase shares and the Listing Rules.

G H R Musker
Company Secretary
21 September 2006

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 September 2006, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 3334 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,552,843,271.

G H R Musker
Company Secretary
22 September 2006

Item 14

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 21 September 2006 Mr John Varley, a Director of the Company, purchased 500 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 3346 pence per share.

This represents Mr Varley’s total interest, which is approximately 0.00003% of the issued ordinary capital of the Company.

G H R Musker
Company Secretary
22 September 2006

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 September 2006, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 3322 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,552,263,004.

G H R Musker
Company Secretary
25 September 2006

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 September 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3313 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,551,559,697.

G H R Musker
Company Secretary
27 September 2006

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 September 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3323 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,550,822,469.

G H R Musker
Company Secretary
28 September 2006